1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 11, 2018

VIA EDGAR

Ms. Deborah O’Neil-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment Nos. 1,923

Dear Ms. O’Neil-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,923 to the registration statement of the Trust, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares iBonds Dec 2028 Term Corporate ETF, a series of the Trust (the “Fund”).

The SEC staff (the “Staff”) provided comments to the Trust on August 8, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please confirm whether the Fund’s investment objective is to track the Underlying Index before or after expenses.

Response: In its description of the Fund’s Principal Investment Strategies, the Registrant states: “The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.”

Comment 2: Please add disclosure to the summary prospectus noting that the Fund is not a target date fund and add disclosure elsewhere in the prospectus distinguishing the Fund from a target date fund.

Response: In response to the Staff’s comment, the Trust will add the following disclosure to the Principal Investment Strategies section: “The Fund should not be confused with a target date fund, which has assets that are managed according to a particular investment strategy that convert fund assets to conservative investments over time.” The Trust respectfully declines to add disclosure elsewhere in the prospectus distinguishing the Fund from a target date fund. The Trust believes that the language being added to the Principal Investment Strategies section will sufficiently put investors on notice that the Fund is not a target date fund.

Securities and Exchange Commission

September 11, 2018

Comment 3: If the Underlying Index is concentrated, please add appropriate risk disclosure.

Response: The Registrant will include appropriate risk disclosure to the extent that the Underlying Index is concentrated.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

Nicole Hwang

George Rafal

Jaeyoung Choi